SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission File Number: 33-76290

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION HOMES, INC.

RETIREMENT PLAN AND TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION HOMES, INC.

5501 FRANTZ ROAD

DUBLIN, OH 43017

Dominion Homes, Inc.

Retirement Plan and Trust

Financial Statements

December 31, 2002 and 2001

Report of Independent Auditors

To the Participants and Administrator of

Dominion Homes, Inc. Retirement Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust (the Plan) at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

June 9, 2003

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Assets
Investments, at fair value	$8,754,072	$9,328,204
Outstanding participants’ loans	137,883	152,362
Employer contributions receivables	117,392	22,791
Employee contributions receivables	29,709	—
Accrued interest and dividends receivable	—	706

Total assets	9,039,056	9,504,063

Liabilities
Accrued expenses	13,876	12,010

Total liabilities	13,876	12,010

Net assets available for benefits	$9,025,180	$9,492,053

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

	2002	2001
Additions
Employee contributions	$1,217,298	$1,018,686
Employer contributions	771,182	629,963
Interest and dividend income	49,037	274,262

Total additions	2,037,517	1,922,911

Deductions
Participant benefits	(943,944)	(509,188)
Net depreciation in the fair value of investments	(1,504,605)	(114,151)
Administrative expenses	(55,841)	(47,095)

Total deductions	(2,504,390)	(670,434)

Net (deductions) additions	(466,873)	1,252,477
Net assets available for benefits, beginning of year	9,492,053	8,239,576

Net assets available for benefits, end of year	$9,025,180	$9,492,053

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002 and 2001

1.	Description of the Plan

Dominion Homes, Inc. (the Employer) established Dominion Homes, Inc. Retirement Plan and Trust (the Plan) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code. The following is a brief description of the Plan. Participants should refer to the plan document for a complete explanation of the Plan’s provisions.

Employees are eligible to participate in the Plan upon the latest of: a) the attainment of age 21; b) the completion of six months of service; and c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining. Effective September 1, 2002, the Plan was amended to include employees eligible to participate in the Plan on the first day of the calendar quarter following the completion of 30 days of service. In addition, a part-time employee is eligible to participate in the Plan on the first day of the calendar quarter after the end of a 12 month period in which such person is credited with at least 1,000 hours of service.

Participants designate the percentage of employer and participant contributions invested in the 22 investment fund options. These options include:

•	Dominion Homes, Inc.
•	Principal Stable Value Fund
•	Fidelity Advisor Mortgage Securities (T) Fund
•	Principal Bond and Mortgage Separate Account
•	Principal Large Cap Stock Index Separate Account
•	Putnam Research (A) Fund
•	American Funds Growth Fund of Americas (R3) Fund
•	Principal Partners Large-Cap Growth I Separate Account
•	Principal Partners Large-Cap Value Separate Account
•	Principal Mid-Cap Stock Index Separate Account
•	Principal Partners Mid-Cap Growth Separate Account
•	American Century Equity Income (Adv) Fund
•	Principal Small Cap Stock Index Separate Account
•	Fidelity Advisor Small Cap (T) Fund
•	Principal Partners Small-Cap Value Separate Account
•	Principal International Stock Separate Account
•	Russell Lifepoints®Aggressive Strategy (D) Separate Account
•	Russell Lifepoints®Balanced Strategy (D) Separate Account

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002 and 2001

•	Russell Lifepoints® Conservative Strategy (D) Separate Account

•	Russell Lifepoints® Equity Aggressive Strategy (D) Separate Account

•	Principal Real Estate Separate Account

•	American Funds New Perspective (R3) Fund

Participants may change their investment options on a daily basis.

A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant’s compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $11,000, the maximum allowable. In accordance with Section 401(k) of the Internal Revenue Code, all amounts withheld from a participant’s compensation in accordance with this section and contributed to their salary reduction account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

The Employer makes matching contributions to the Plan from its current or accumulated profits, if any, equal to 100% of salary reduction contributions based on 3% of eligible compensation made by participants and 50% of salary reduction contributions based on the next 2% of eligible compensation, provided that the participant is employed on the last day of the plan year, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant’s salary reduction account and matching contribution account in any plan year exceed the lesser of 25% of the participant’s compensation for the plan year or $30,000. Effective for plan years after December 31, 2001, the Plan was amended to increase the maximum limitation of amounts credited to a participant’s salary reduction account and matching contribution account in any plan year to the lesser of 100% of the participant’s compensation for the plan year or $40,000.

A participant’s interest in their salary reduction account, rollover account, and matching contribution account shall be fully vested and nonforfeitable at all times.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000. Loan terms are not to exceed five years with the interest rate based on the rates available for similar loans from commercial lending institutions. The loans are collateralized by an assignment, pledge, or other security interest in the participant’s vested account balance. Repayment of a loan is required to be made through payroll deductions on an aftertax basis in level payments of principal and interest.

Benefits under the Plan are generally payable upon the earliest occurrence of a participant’s death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or in equal monthly,

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002 and 2001

quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant’s salary reduction account may also be distributed in the event of certain financial hardships or the attainment of age 55.

The Employer reserves the right at any time to amend or terminate this plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the trustee.

Effective November 25, 2002, the Employer engaged Principal Financial Group to be the Plan’s trustee and investment advisor. For the period ended November 24, 2002, Key Trust Company acted as the Plan trustee. As a result, funds available for investment by plan participants changed November 25, 2002.

2.	Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments that are traded on a national exchange are stated at fair value, which are measured from quoted market prices as of the last business day of the plan year. Certain investments are not currently traded in a public market and are carried at estimated fair value as determined by the investment advisor after giving consideration to pertinent information, including discounted future cash flows of mortgages and private placement bonds, estimated market values of real estate properties and results of independent appraisals, and other factors. Because of the inherent uncertainty of valuations, however, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

At December 31, 2002, the statement of net assets available for benefits includes investments valued at approximately $6,589,557 for which their fair values have been estimated by the investment advisor in the absence of readily ascertainable market values.

Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

In the statements of changes in net assets available for plan benefits, the Plan presents the net depreciation in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002 and 2001

Administrative Expenses

Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $55,800 and $47,100 in administrative expenses were incurred for the years ended December 31, 2002 and 2001, respectively.

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002 and 2001

3.	Investments

The following are investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2002 and 2001:

Investments	2002 Fair Value

Dominion Homes, Inc.	$1,445,622
Principal Stable Value Fund	1,404,844
Principal Partners Large-Cap Growth I Separate Account	1,225,602
Russell Lifepoints® Balanced Strategy (D) Separate Account	885,116
Principal Partners Large-Cap Value Separate Account	750,743
Principal Partners Mid-Cap Growth Separate Account	626,081
Principal Large Cap Stock Index Separate Account	618,049
Russell Lifepoints® Aggressive Strategy (D) Separate Account	615,055
American Funds New Perspective (R3) Fund	545,838

Investments	2001 Fair Value

Dominion Homes Stock Fund	$2,263,388
Victory LifeChoice Moderate Investor Fund	1,108,720
Victory LifeChoice Growth Investor Fund	1,031,243
Janus Twenty Fund	911,664
Victory Diversified Stock Fund	801,268
Victory Stock Index Fund	769,164
Victory DCS MaGIC Fund	596,024
Janus Worldwide Fund	495,902

4.	Tax Status

The Plan has been designed to meet the requirements of Sections 401(a), 401(k) and 501(a) of the Internal Revenue Code, as amended by the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has been granted favorable determination of tax-exempt status under Section 501(a).

The Plan obtained its latest determination letter on January 21, 2002, in which the Internal Revenue Service (IRS) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2002 and 2001

5.	Transactions With Parties-In-Interest

The Plan held, at fair value, $1,445,622 and $2,263,388 of Dominion Homes, Inc. common shares (Employer Securities) at December 31, 2002 and 2001, respectively. The Plan purchased 20,883 and 20,998 shares of Dominion Homes, Inc. common shares at a cost of $346,206 and $236,395 in 2002 and 2001, respectively. The Plan sold 69,664 and 29,902 Dominion Homes, Inc. common shares for $1,164,059 and $345,100 with a realized gain of $73,157 and $87,973 in 2002 and 2001, respectively.

Certain Plan investments are units of common/collective trusts and money market funds managed by Principal Global Investors, an affiliate of Principal Financial Group, in 2002 and Key Bank, an affiliate of Victory Capital Management, Inc. in 2001. Victory Capital Management, Inc. was the trustee as defined by the Plan during 2002 and 2001. Effective November 25, 2002, Principal Financial Group was engaged as the Plan’s Trustee. Therefore, these transactions with Principal Global Investors and Key Bank qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $28,651 and $24,394 for the plan years ended December 31, 2002 and 2001, respectively.

6.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits and benefits paid to participants per the financial statements differ from the Form 5500 due to amounts allocated to withdrawing participants. Amounts allocated to withdrawing participants are recorded as liabilities on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not paid as of that date. Such amounts are not liabilities for financial reporting purposes and are not material.

Dominion Homes, Inc. Retirement Plan and Trust

Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Fair Value
*	Dominion Homes, Inc.	Common Shares	101,447	$1,445,622
*	Principal Global Investors	Principal Stable Value Fund	101,882	1,404,844
*	Principal Global Investors	Principal Partners Large-Cap Growth I Separate Account	200,068	1,225,602
*	Principal Global Investors	Russell Lifepoints® Balanced Strategy (D) Separate Account	87,263	885,116
*	Principal Global Investors	Principal Partners Large-Cap Value Separate Account	83,186	750,743
*	Principal Global Investors	Principal Partners Mid-Cap Growth Separate Account	94,002	626,081
*	Principal Global Investors	Principal Large Cap Stock Index Separate Account	20,891	618,049
*	Principal Global Investors	Russell Lifepoints® Aggressive Strategy (D) Separate Account	68,889	615,055
	Capital Research and Management Company	American Funds New Perspective (R3) Fund	30,358	545,838
*	Principal Global Investors	Principal Bond and Mortgage Separate Account	658	383,813
	Capital Research and Management Company	American Funds Growth Fund of America (R3) Fund	4,631	85,255
*	Principal Global Investors	Fidelity Advisor Mortgage Securites (T) Fund	5,851	65,820
*	Principal Global Investors	Principal International Stock Separate Account	1,496	33,709
	American Century Investment Management	American Century Equity Income (Adv) Fund	2,534	16,545
*	Principal Global Investors	Principal Small Cap Stock Index Separate Account	1,432	15,631
*	Principal Global Investors	Principal Real Estate Separate Account	38	12,948
*	Principal Global Investors	Principal Partners Small Cap Value Separate Account	1,224	12,882
*	Principal Global Investors	Principal Mid-Cap Stock Index Separate Account	452	4,872
	Fidelity Advisor	Fidelity Advisor Small Cap (T) Fund	305	4,376
	Putnam Investment Management, Inc.	Putnam Research (A) Fund	103	1,058
*	Principal Global Investors	Russell Lifepoints® Conservative Strategy (D) Separate Account	10	115
*	Principal Global Investors	Russell Lifepoints® Equity Aggressive Strategy (D) Separate Account	12	98

	Total Investments			$8,754,072

*	Participant Loans	Participant Loans (4.75%–9.75%)	137,883	137,883

	Total Participant Loans			$137,883

*	Denotes a party-in-interest transaction

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003	DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

/s/ TERRY E. GEORGE
Terry E. George Co-Trustee

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2002

INDEX TO EXHIBITS ————————-

Exhibit No.	Description	Page No.

1	Consent of Independent Public Accountants	13

99.1	Sarbanes-Oxley Certification of Chief Financial Officer of Dominion Homes, Inc. and Co-Trustee of the Dominion Homes, Inc. Retirement Plan and Trust	14